                                                                      EXHIBIT 13

                  FORWARD - LOOKING STATEMENTS AND IMPORTANT
                       FACTORS AFFECTING FUTURE RESULTS
          (From Form 10-KSB for fiscal year ended December 31, 1995)

          SI Diamond Technology, Inc. and its subsidiaries (collectively referred to as the "Company") unless the context requires otherwise, are including the following cautionary statement in this Annual Report on Form 10-KSB to make applicable and take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, the Company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. FORWARD-LOOKING STATEMENTS ARE IDENTIFIED THROUGHOUT THE TEXT OF THIS REPORT BY ENDNOTE 1, WHICH APPEARS ON PAGE 15.

          Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, the Company cautions that, while it believes such assumptions or basis to be reasonable and makes them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Where in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.

          Taking into account the foregoing, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of the Company.

EARLY STAGE OF DFED PRODUCT DEVELOPMENT; NO DFED PRODUCT REVENUES; DFED PRODUCT UNCERTAINTY

          The Company's Diamond Field Emission Display ("DFED") and related products will require significant additional development, engineering, testing and investment prior to commercialization. There can be no assurance that the DFED, the Company's leading product, will be successfully developed, be capable of being produced in commercial quantities on a cost-effective basis or be successfully marketed.

HISTORY OF OPERATING LOSSES

          For the year ended December 31, 1995, the Company suffered a net loss of $14,389,856. For the years ended December 31, 1992, 1993, and 1994, the Company suffered net losses of $1,630,978, $7,527,677, and $7,255,420, respectively. The Company expects to continue to incur additional operating losses, at least through 1996, as it continues to develop products for commercialization, and there can be no assurance that the Company will be profitable in the future. The Company's operations to date have been primarily financed by the proceeds of the sale of equity securities of the Company and from revenues generated from research and development conducted for third parties, although since the second quarter of 1994, revenues from commercial services and product sales have exceeded those earned through such research and development ("R&D") activities. In order to continue its transition from a contract research and development organization into a company with viable operations, the Company anticipates substantial product development expenditures for the foreseeable future.

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING

          The Company expects to incur substantial expenses for R&D, product testing, production, manufacturing, product marketing and administrative overhead. Further, the Company believes that certain proposed products may not be available for commercial sale or routine use for a period of one to two years. Therefore, it is anticipated that the commercialization of the Company's existing and proposed products will require additional capital in excess


                                    Page ii
of the Company's other current sources of funding. The combined effect of the foregoing may prevent the Company from achieving profitability at least through 1996. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives which cannot be predicted with certainty, there may be substantial fluctuations in the Company's results of operations.
If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, the Company may be required to curtail its expansion and/or seek additional financing from other sources. The Company may seek such additional financing through the offer of debt or equity or any combination thereof at any time.

          The Company anticipates that its existing resources will enable it to maintain its current and planned operations for approximately the next twelve
(12) to eighteen (18) months. This belief is based on current development plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur to cause available resources to be consumed before such time. If adequate funds are not available from operations or additional sources of financing, the Company may have to reduce substantially or eliminate expenditures for research and development, testing and production of its products or obtain funds through arrangements with other entities that may require the Company to relinquish rights to certain of its technologies or products. Such results would materially and adversely affect the Company.

DEPENDENCE ON PRINCIPAL PRODUCTS; NO ASSURANCE OF MARKET ACCEPTANCE

          The Company's DFED and related products are emerging technologies. The financial condition and prospects of the Company are dependent upon market acceptance and sales of the Company's DFED in the next two years. Additional R&D needs to be conducted with respect to the DFED before marketing and sales efforts can be commenced. Market acceptance of the Company's DFED will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the DFED. There can be no assurance that the Company will be able to gain commercial market acceptance for its DFED or develop other products for commercial use.

COMPETITION; POSSIBLE TECHNOLOGICAL OBSOLESCENCE

          The display, semiconductor, coating system and industrial coating industries are highly competitive and are characterized by rapid technological change. The Company's existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for the Company's products. There can be no assurance that such products, processes or technologies will not render the Company's proposed products obsolete or less competitive. Many of the Company's competitors have greater financial, managerial distribution and technical resources than the Company. The Company will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that the Company will successfully differentiate its products from its competitors' products or that the Company will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

TECHNOLOGIES SUBJECT TO LICENSES

          As a licensee of certain research technologies, the Company has various license agreements with Philips Components B.V., Microelectronics and Computer Technology Corporation, The University of Texas at Dallas and DiaGasCrown, Inc., wherein the Company has acquired rights to develop and commercialize certain research technologies. In certain cases, agreements require the Company to pay royalties on sale of products developed from the licensed technologies and fees on revenues from sublicensees, where applicable, and to pay for the costs of filing and prosecuting patent applications. The Company's principal license agreement with MCC requires the Company to pay exclusivity fees under certain circumstances in order to maintain the Company's exclusive rights under the MCC Agreement. The Company's license agreement with the University of Texas at Dallas requires the Company to pay annual license maintenance fees. Each agreement is subject to termination by either party, upon notice, in


                                   Page iii
the event of certain defaults by the other party. The payment of such royalties may adversely affect the future profitability of the Company.

LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

          The Company has no established commercial display manufacturing facilities and the present management has limited commercial manufacturing and marketing experience. Accordingly, the Company will be required to either employ qualified personnel to establish manufacturing facilities or enter into appropriate manufacturing agreements with others. There is no assurance that the Company will be successful in attracting experienced personnel or financing the cost of establishing commercial manufacturing facilities, if required, or be capable of producing a high quality product in quantity for sale at competitive prices.

MARKETING AND SALES UNCERTAINTIES

          There can be no assurance that the DFED and related products will be successfully developed or that such products will be commercially successful. The Company intends to establish a sales organization to promote, market, and sell its products. To develop a sales organization will require significant additional expenditures, management resources and training time. There can be no assurance that the Company will be able to establish such a sales organization.

UNPROVEN TECHNOLOGY; NEED FOR SYSTEM INTEGRATION

          In order to prove that the Company's technologies work and will produce a complete product, the Company must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There can be no assurance that the Company will be able to successfully complete the development work on any of its proposed products or ultimately develop any marketable products.

DEPENDENCE UPON GOVERNMENT CONTRACTS

          A significant, but diminishing, portion of the Company's revenues has been derived from contracts with agencies of the United States government. In the years ended December 31, 1992, 1993, 1994 and 1995, such contracts accounted for approximately $930,000, $1,147,000, $820,000 and $1,009,000, respectively, or approximately 99%, 89%, 41%, and 33% of the Company's total revenues for each of those periods. The Company's contracts involving the United States government are or may be subject to various risks, including unilateral termination for the convenience of the government, reduction or modification in the event of changes in the government's requirements or budgetary constraints, increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts, risks of potential disclosure of the Company's confidential information to third parties, the failure or inability of the prime contractor to perform its prime contract in circumstances where the Company is a subcontractor, the failure of the government to exercise options provided for in the contracts and the exercise of "march-in" rights by the government. March-in rights refer to the right of the government or government agency to exercise a non-exclusive, royalty-free, irrevocable, worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. The programs in which the Company participates may extend for several years but are normally funded on an annual basis. There can be no assurance that the government will continue its commitment to programs to which the Company's development projects are applicable or that the Company can compete successfully to obtain funding available pursuant to such programs. A reduction in, or discontinuance of, such commitment or of the Company's participation in these programs would have a material adverse effect on the Company's business, operating results and financial condition.


                                    Page iv

PATENTS AND OTHER INTELLECTUAL PROPERTY

          The Company's ability to compete effectively with other companies will depend, in part, on the ability of the Company to maintain the proprietary nature of its technology. Although the Company has been awarded, has filed applications for or has been licensed technology under numerous patents, there can be no assurance as to the degree of protection offered by these patents or as to the likelihood that pending patents will be issued. There can be no assurance that competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, have not already or will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products. There can also be no assurance that competitors will not intentionally infringe the Company's patents. The defense and prosecution of patent suits are both costly and time-consuming, even if the outcome is favorable to the Company. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its products. Although third parties have not asserted infringement claims against the Company, there can be no assurance that third parties will not assert such claims in the future. Claims that the Company's products infringe on the proprietary rights of others are more likely to be asserted after commencement of commercial sales incorporating the Company's technology. The Company also relies on unpatented proprietary technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. To protect its rights in these areas, the Company requires all employees and most consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. While the Company has attempted to protect proprietary technology it may develop or acquire and will attempt to protect future developed proprietary technology through patents, copyrights and trade secrets, it believes that its success will depend more upon further innovation and technological expertise.

AVAILABILITY OF MATERIALS AND DEPENDENCE ON SUPPLIES

          It is anticipated that materials to be used by the Company in producing its future products will be purchased by the Company from outside vendors and, in certain circumstances, the Company may be required to bear the risk of material price fluctuations. It is anticipated by the Company's management that the majority of raw materials to be used in products to be manufactured by the Company will be readily available. However, there can be no assurance that such materials will be available in the future or if available will be procurable at prices which will be favorable to the Company.

DEPENDENCE ON KEY PERSONNEL

          The future success of the Company will depend in large part on its ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain all personnel necessary for the development of its business. In addition, much of the know-how and processes developed by the Company reside in its key scientific and technical personnel and such know-how and processes are not readily transferable to other scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on the Company.


                                    Page v